Exhibit 99.1

EXPLANATORY NOTE

Studio City Finance Limited’s Quarterly Report

for the Three and Nine Months Ended September 30, 2020

This quarterly report provides Studio City Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and nine months ended September 30, 2020, together with the related information.

Studio City Finance Limited

Report for the Third Quarter of 2020

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2020 Notes” refers to the 8.50% senior notes due 2020 in an aggregate principal amount of US$825,000,000 issued by the Company on November 26, 2012 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in March 2019;

•

“2020 Notes Tender Offer” refers to the conditional tender offer by the Company to purchase for cash any and all of the outstanding 2020 Notes, which commenced in January 2019 and settled in February 2019;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$30.1 million) revolving credit facility and a HK$1.0 million (approximately US$129,000) term loan facility;

•	“2024 Notes” refers to the 7.250% senior notes due 2024 in an aggregate principal amount of US$600,000,000 issued by the Company on February 11, 2019;

•	“2025 Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by the Company on July 15, 2020;

•	“2028 Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by the Company on July 15, 2020;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•

“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco, the holder of a subconcession under the Subconcession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 90% owned by Melco and 10% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco and a shareholder of SCI;

•

“Melco” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Pataca(s)” or “MOP” refer to the legal currency of Macau;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•

“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments Limited’s name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•

“Studio City Company Notes” refers to, collectively, the US$350.0 million aggregate principal amount of 5.875% senior secured notes due 2019 (“2019 Studio City Company Notes”) and the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021 (“2021 Studio City Company Notes”), each issued by Studio City Company on November 30, 2016 and as to which no amount remains outstanding following the repayment in full upon maturity in November 2019 (in the case of the 2019 Studio City Company Notes) and the redemption of all remaining outstanding amounts in August 2020 (in the case of the 2021 Studio City Company Notes);

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (approximately US$100 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•

“Subconcession Contract” refers to the subconcession contract executed between the Gaming Operator and Wynn Resorts (Macau) S.A., or Wynn Resorts Macau, on September 8, 2006, that provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2020.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the recent global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Patacas, our revenues and expenses are denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.7500 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on September 30, 2020 in New York City for cable transfers in H.K. dollars for U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7500 to US$1.00. On November 20, 2020, the noon buying rate was HK$7.7525 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Pataca to U.S. dollar in the non-financial pages of this quarterly report were made at the exchange rate of MOP7.9825 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of gaming related services and the hospitality business in Macau. In the third quarter of 2020, excluding gaming tables and gaming machines that were not in operation during the three months ended September 30, 2020 due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak, Studio City operated an average of approximately 291 gaming tables and 595 gaming machines. The mass market focus of Studio City Casino is currently complemented with junket and premium direct VIP rolling chip operations, which include up to 45 tables authorized for VIP rolling chip operations. Studio City’s cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a 4-D Batman flight simulator, an exclusive night club and a 5,000-seat live performance arena. Studio City features approximately 1,600 luxury hotel rooms, diverse food and beverage establishments and complementary retail space. Studio City was named Casino/Integrated Resort of the Year in 2016 by the International Gaming Awards.

Studio City is strategically located in Cotai as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and a holder of a gaming subconcession, and we operate the non-gaming businesses of Studio City.

Studio City sits within a ring-fenced credit group separate from its shareholders and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2021 Studio City Senior Secured Credit Facility, the 2024 Notes, the 2025 Notes or the 2028 Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations.

Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of September 30, 2020, we incurred approximately US$195.0 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global COVID-19 pandemic and lenders’ perceptions of and demand for the debt financing for the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.

In November 2019, we announced that the Macau government granted an extension of the development period under the Studio City land concession contract. Pursuant to such extension, the development period for the land of Studio City has been extended to May 31, 2022. Prior to the COVID-19 outbreak, we estimated a construction period of approximately 32 months for the remaining project. With the disruptions from the COVID-19 outbreak, the construction period has been delayed and is expected to extend beyond the estimated 32 months and the current development period.

In the event that additional time is required to complete the development of the remaining project for Studio City, we will have to apply for an extension of the relevant development period which shall be subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements and the application for the extension is made in accordance with the relevant rules and regulations, there can be no assurance that the Macau government will grant us any necessary extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Three Months Ended September 30, 2020 Compared to Three Months Ended September 30, 2019

Total operating revenues for the third quarter of 2020 were US$0.9 million, compared to total operating revenues of US$158.1 million in the third quarter of 2019. The decrease in total operating revenues was due to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues as a result of the COVID-19 pandemic, which resulted in a significant decline in inbound tourism in the third quarter of 2020.

Net loss attributable to Studio City Finance Limited for the third quarter of 2020 was US$120.8 million, compared with net income attributable to Studio City Finance Limited of US$18.6 million in the third quarter of 2019, primarily due to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$23.4 million and US$345.6 million for the third quarters of 2020 and 2019, respectively.

Studio City’s rolling chip volume was US$0.15 billion for the third quarter of 2020, versus US$2.77 billion in the third quarter of 2019. The rolling chip win rate was 3.41% in the third quarter of 2020, versus 2.71% in the third quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$49.7 million in the third quarter of 2020, compared with US$880.6 million in the third quarter of 2019. The mass market table games hold percentage was 31.5% in the third quarter of 2020, compared to 28.4% in the third quarter of 2019.

Gaming machine handle for the third quarter of 2020 was US$99.2 million, compared with US$711.2 million in the third quarter of 2019. The gaming machine win rate was 2.7% in the third quarter of 2020, compared to 2.8% in the third quarter of 2019.

Revenues from the provision of gaming related services were negative US$16.5 million for the third quarter of 2020, compared with revenues from the provision of gaming related services of US$96.7 million for the third quarter of 2019. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Total non-gaming revenues for the third quarter of 2020 were US$17.5 million, compared with US$61.4 million for the third quarter of 2019.

Total net non-operating expenses for the third quarter of 2020 were US$48.7 million, which mainly included interest expenses, net of amounts capitalized, of US$30.1 million and loss on extinguishment of debt of US$18.5 million, compared to total net non-operating expenses of US$28.8 million for the third quarter of 2019, which mainly included interest expenses of US$33.4 million, partially offset by interest income of US$2.7 million.

Depreciation and amortization costs of US$42.4 million were recorded in the third quarter of 2020, of which US$0.8 million was related to the amortization expense for the land use right.

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

For the nine months ended September 30, 2020, our total operating revenues were US$25.5 million, a decrease of US$432.5 million from US$458.0 million of total operating revenues for the nine months ended September 30, 2019. The decrease in total operating revenues was due to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues as a result of the COVID-19 pandemic, which resulted in temporary casino closure and a significant decline in inbound tourism in the nine months ended September 30, 2020.

Net loss attributable to Studio City Finance Limited for the nine months ended September 30, 2020 was US$328.0 million, compared with net income attributable to Studio City Finance Limited of US$17.1 million for the nine months ended September 30, 2019, primarily due to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues.

Liquidity and Capital Resources

We have relied on, and intend to continue to rely on, cash generated from our operations and debt and equity financings to meet our financing or refinancing needs.

As of September 30, 2020, we held cash and cash equivalents of US$156.1 million and restricted cash of US$0.1 million. Further, the HK$233.0 million (equivalent to approximately US$30.1 million) revolving credit facility under the 2021 Studio City Senior Secured Credit Facility was available for future drawdown as of September 30, 2020, subject to certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(In thousands of US$)
Net cash (used in) provided by operating activities	$(64,584)	$81,644	$(149,192)	$183,121
Net cash (used in) provided by investing activities	(106,072)	40,368	(147,301)	(49,691)
Net cash provided by (used in) financing activities	125,949	(40)	125,949	165,087
Effect of exchange rate on cash, cash equivalents and restricted cash	31	(1,305)	1,637	(447)

(Decrease) increase in cash, cash equivalents and restricted cash	(44,676)	120,667	(168,907)	298,070
Cash, cash equivalents and restricted cash at beginning of period	200,886	548,393	325,117	370,990

Cash, cash equivalents and restricted cash at end of period	$156,210	$669,060	$156,210	$669,060

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the provision of gaming related services and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

Net cash used in operating activities was US$64.6 million for the three months ended September 30, 2020, compared to net cash provided by operating activities of US$81.6 million for the three months ended September 30, 2019. Net cash used in operating activities was US$149.2 million for the nine months ended September 30, 2020, compared to net cash provided by operating activities of US$183.1 million for the nine months ended September 30, 2019. Both changes were primarily due to the softer performance of Studio City’s operations as described in the foregoing sections.

Investing Activities

Net cash used in investing activities was US$106.1 million for the three months ended September 30, 2020, compared to net cash provided by investing activities of US$40.4 million for the three months ended September 30, 2019. The change was primarily due to a decrease in withdrawal of a bank deposit with an original maturity over three months and an increase in capital expenditure payments.

Net cash used in investing activities of US$106.1 million for the three months ended September 30, 2020 mainly included capital expenditure payments of US$105.8 million.

Net cash provided by investing activities of US$40.4 million for the three months ended September 30, 2019 mainly included the withdrawal of a bank deposit with an original maturity over three months of US$60.2 million, partially offset by capital expenditure payments of US$15.4 million and funds to an affiliated company of US$4.4 million.

Net cash used in investing activities was US$147.3 million for the nine months ended September 30, 2020, compared to net cash used in investing activities of US$49.7 million for the nine months ended September 30, 2019. The change was primarily due to an increase in capital expenditure payments.

Net cash used in investing activities of US$147.3 million for the nine months ended September 30, 2020 included capital expenditure payments of US$140.5 million and funds to an affiliated company of US$9.4 million, partially offset by proceeds from the sale of property and equipment and other long-term assets of US$2.6 million.

Net cash used in investing activities of US$49.7 million for the nine months ended September 30, 2019 mainly included capital expenditure payments of US$41.1 million and funds to an affiliated company of US$8.8 million.

Financing Activities

Net cash provided by financing activities amounted to US$125.9 million for the three and nine months ended September 30, 2020, which represented proceeds from the issuance of the 2025 Notes in aggregate principal amount of US$500.0 million and the 2028 Notes in aggregate principal amount of US$500.0 million, partially offset by the full redemption of the 2021 Studio City Company Notes in aggregate principal amount of US$850.0 million and the payment of deferred financing costs arisen from the refinancing of the 2021 Studio City Company Notes with the 2025 Notes and 2028 Notes of US$24.1 million.

Net cash used in financing activities amounted to US$40,000 for the three months ended September 30, 2019, which represented the payment of a deferred financing cost.

Net cash provided by financing activities amounted to US$165.1 million for the nine months ended September 30, 2019, which primarily represented the proceeds from the issuance of the 2024 Notes in aggregate principal amount of US$600.0 million, partially offset by the payment for notes tendered in the 2020 Notes Tender Offer of US$216.5 million in aggregate principal amount and the redemption of the remaining 2020 Notes of US$208.5 million in aggregate principal amount outstanding.

Indebtedness

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of September 30, 2020:

As of September 30, 2020
(in thousands of US$)
2024 Notes	$600,000
2025 Notes	$500,000
2028 Notes	$500,000
2021 Studio City Senior Secured Credit Facility	$129

$1,600,129

On July 15, 2020, the Company issued US$500.0 million in aggregate principal amount of the 2025 Notes and US$500.0 million in aggregate principal amount of the 2028 Notes. On August 14, 2020, Studio City Company used a portion of the net proceeds to redeem in full the 2021 Studio City Company Notes, together with accrued interest and the applicable redemption premium.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position, and prospects during the fourth quarter of 2020.

Commencing from July 15, 2020, certain travelers entering Guangdong from Macau were no longer subject to mandatory quarantine, while from August 12, 2020, those entering China from Macau were generally no longer subject to mandatory quarantine. On August 26, 2020, the Chinese authorities resumed the issuance of IVS visas for Guangdong residents, while the nationwide resumption of IVS visa issuance commenced on September 23, 2020.

Despite these developments, our operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong, and certain provinces in China on visitors traveling to and from Macau, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold. Additionally, health-related precautionary measures remain in place at our property, which could continue to impact visitation and customer spending. Furthermore, we continue to monitor the impact of COVID-19 on the construction of Studio City Phase 2. Prior to the COVID-19 outbreak, we estimated a construction period of approximately 32 months for Phase 2. With the disruptions from the COVID-19 outbreak, the construction period has been delayed and is expected to extend beyond the estimated 32 months and the current development period.

As the disruptions from the COVID-19 outbreak are ongoing, any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain.

Studio City Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2020

Studio City Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2020	December 31, 2019
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$156,066	$297,252
Restricted cash	13	27,735
Accounts receivable, net	184	1,397
Receivables from affiliated companies	39,831	85,511
Inventories	9,347	9,763
Prepaid expenses and other current assets	10,276	13,402

Total current assets	215,717	435,060

Property and equipment, net	2,146,668	2,100,961
Long-term prepayments, deposits and other assets	94,127	56,798
Restricted cash	131	130
Operating lease right-of-use assets	17,426	14,238
Land use right, net	116,985	118,888

Total assets	$2,591,054	$2,726,075

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$452	$3,337
Accrued expenses and other current liabilities	80,377	79,458
Income tax payable	33	33
Payables to affiliated companies	37,632	9,544

Total current liabilities	118,494	92,372

Long-term debt, net	1,583,883	1,435,088
Other long-term liabilities	6,119	3,149
Deferred tax liabilities	1,355	1,453
Operating lease liabilities, non-current	16,920	13,720

Total liabilities	1,726,771	1,545,782

Shareholder’s equity:
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	—	—
Additional paid-in capital	1,882,764	1,882,764
Accumulated other comprehensive income	17,345	434
Accumulated losses	(1,021,995)	(694,028)

Total Studio City Finance Limited shareholder’s equity	878,114	1,189,170
Noncontrolling interests	(13,831)	(8,877)

Total shareholder’s equity	864,283	1,180,293

Total liabilities and shareholder’s equity	$2,591,054	$2,726,075

Studio City Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating revenues:
Provision of gaming related services	$(16,534)	$96,689	$(38,986)	$288,225
Rooms	2,567	21,872	12,330	63,822
Food and beverage	4,596	17,157	15,613	50,625
Entertainment	134	5,452	1,025	15,535
Services fee	4,612	10,518	19,706	30,317
Mall	5,246	5,827	14,738	7,753
Retail and other	319	567	1,077	1,718

Total operating revenues	940	158,082	25,503	457,995

Operating costs and expenses:
Provision of gaming related services	(7,368)	(5,719)	(18,932)	(17,353)
Rooms	(2,134)	(5,496)	(8,473)	(16,231)
Food and beverage	(5,653)	(14,106)	(21,581)	(42,291)
Entertainment	(682)	(4,049)	(2,676)	(17,267)
Mall	(1,101)	(2,065)	(3,648)	(6,728)
Retail and other	(239)	(443)	(880)	(1,345)
General and administrative	(14,957)	(35,325)	(69,559)	(98,160)
Pre-opening costs	(77)	(6)	(133)	(2,555)
Amortization of land use right	(834)	(825)	(2,499)	(2,473)
Depreciation and amortization	(41,574)	(42,722)	(122,576)	(128,723)
Property charges and other	100	256	(4,101)	(8,069)

Total operating costs and expenses	(74,519)	(110,500)	(255,058)	(341,195)

Operating (loss) income	(73,579)	47,582	(229,555)	116,800

Non-operating income (expenses):
Interest income	415	2,690	1,167	4,651
Interest expenses, net of amounts capitalized	(30,090)	(33,392)	(81,528)	(100,800)
Loan commitment fees	(106)	(104)	(315)	(311)
Foreign exchange (losses) gains, net	(264)	1,998	(4,079)	687
Other expenses	(174)	—	(174)	—
Loss on extinguishment of debt	(18,497)	—	(18,497)	(2,995)
Costs associated with debt modification	—	—	—	(579)

Total non-operating expenses, net	(48,716)	(28,808)	(103,426)	(99,347)

(Loss) income before income tax	(122,295)	18,774	(332,981)	17,453
Income tax (expense) credit	(36)	(201)	106	(344)

Net (loss) income	(122,331)	18,573	(332,875)	17,109
Net loss (income) attributable to noncontrolling interests	1,485	33	4,908	(22)

Net (loss) income attributable to Studio City Finance Limited	$(120,846)	$18,606	$(327,967)	$17,087

Studio City Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$(64,584)	$81,644	$(149,192)	$183,121

Cash flows from investing activities:
Acquisition of property and equipment	(105,826)	(15,431)	(140,507)	(41,102)
Funds to an affiliated company	(244)	(4,411)	(9,415)	(8,819)
Proceeds from sale of property and equipment and other long-term assets	(2)	58	2,621	230
Placement of a bank deposit with an original maturity over three months	—	—	—	(60,152)
Withdrawal of a bank deposit with an original maturity over three months	—	60,152	—	60,152

Net cash (used in) provided by investing activities	(106,072)	40,368	(147,301)	(49,691)

Cash flows from financing activities:
Principal payments on long-term debt	(850,000)	—	(850,000)	(208,466)
Payments of deferred financing costs	(24,051)	(40)	(24,051)	(9,913)
Proceeds from long-term debt	1,000,000	—	1,000,000	383,466

Net cash provided by (used in) financing activities	125,949	(40)	125,949	165,087

Effect of exchange rate on cash, cash equivalents and restricted cash	31	(1,305)	1,637	(447)

(Decrease) increase in cash, cash equivalents and restricted cash	(44,676)	120,667	(168,907)	298,070
Cash, cash equivalents and restricted cash at beginning of period	200,886	548,393	325,117	370,990

Cash, cash equivalents and restricted cash at end of period	$156,210	$669,060	$156,210	$669,060

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(33,024)	$(21,752)	$(81,867)	$(71,448)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$—	$(77)	$(735)	$(956)
Change in operating lease right-of-use assets and lease liabilities arising from lease modification	$—	$—	$3,213	$(187)
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$10,564	$3,296	$43,092	$9,164
Change in receivables from/payables to affiliated companies related to acquisition of property and equipment and other long-term assets	$9,749	$3,476	$16,175	$5,166

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:
			September 30, 2020	December 31, 2019
Cash and cash equivalents			$156,066	$297,252
Current portion of restricted cash			13	27,735
Non-current portion of restricted cash			131	130

Total cash, cash equivalents and restricted cash			$156,210	$325,117

F-4